May 1, 2009

Ms. Hugh West, Accounting Branch Chief

Mr. Marc D. Thomas, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street N.E.

Washington, D.C.  20549

Re:	PacWest Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
File No. 0-30747

Dear Messrs. West and Thomas:

This letter sets forth the responses of PacWest Bancorp (the “Company”) to the staff’s comments  relating to the Company’s Form 10-K contained in your letter dated April 6, 2009 (the “Comment Letter”).  Our responses are keyed to the comments in your letter.

1.  Comment: We note your Non-GAAP presentations and the corresponding adjustments, particularly those arriving at net operating earnings and operating noninterest expense.  It seems that the effects of such adjustment could more readily be discussed within the context of a GAAP based MD&A and not by excluding these amounts from your discussions of the results of operations but rather by simply quantifying their effects.  Please revise your future filings to remove all such references to the Non-GAAP measures (as you have presented here in tabular format, as well as your table presented within “Noninterest expense” on page 50).  We refer you to Regulation 10(e) of Regulation S-K and the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance.

Response:  The major item in our Non-GAAP presentation was the exclusion of the goodwill write-off.  We continue to believe that the Non-GAAP presentation for the exclusion of the goodwill write-off is appropriate for several reasons:

•                  goodwill is eliminated in determining regulatory capital levels and its impairment in no way impacts the Company’s capital;

•                  tangible capital has been regularly measured by investors and analysts and is becoming more and more important to them and the banking regulators;

•                  the goodwill write-off occurred in the first half of 2008 with no prior pattern of such write-offs; and

•                  further goodwill write-offs are not expected as the asset has been totally eliminated and acquisition activity has been minor.

With regard to the exclusions in Non-GAAP presentations of reorganization costs and legal settlement, Non-GAAP presentations in our future filings will no longer exclude these items.

2.  Comment: Tell us the nature of and type of life insurance policies held by the Company and the accounting literature you are following in accounting for these policies.  Since the yield is based on the performance of the underlying investments, please reconcile the yield recognized during both fiscal 2007 and 2008 to the actual returns being experienced within the markets.

Response: We have two types of life insurance policies: separate account policies and general account policies. At December 31, 2008, our bank-owned life insurance (“BOLI”) totaled $70.6 million consisting of $45.6 million in separate account policies and $25.0 million in general account policies.

We apply FASB Technical Bulletin 85-4 and carry the BOLI at the net realizable value (cash surrender value less surrender charges) as of the balance sheet date.  Any change during the reporting period is reported as income or expense, after adjusting for premiums paid.  We evaluated the impact of Emerging Issues Task Force (“EITF”) issue 06-4 and determined the impact to be not material as it represented 0.1% of retained earnings at January 1, 2008.  We also evaluated EITF issues 06-5 and 06-10 and determined them to be not applicable.

We own two separate account policies which are each comprised of two components: (a) the separate account balance which is invested in two underlying investment portfolios, and (b) a mortality reserve.  The underlying investments consist mostly of government sponsored entity fixed income and mortgage-backed securities and highly rated corporate debt and mortgage-backed securities in two actively managed portfolios.  The mortality reserve is a general corporate obligation of the separate account insurance carrier and represents the actuarial estimate of the death benefits.  In order to mitigate the impact of market value fluctuations of the underlying investment securities we purchased a stable value protection (SVP) product for each of our separate account policies.  The SVP product attempts to reduce the variability of returns on the underlying securities held in the separate accounts by use of a crediting rate formula which, when taken in conjunction with past crediting rates, approximates the historical performance and the expected future returns of the underlying investments. The Company pays a fixed fee for the SVP product which is part of our BOLI maintenance costs.  The separate account policies earn a return, which we refer to as the book yield.  The book yield is calculated as the sum of: (x) a crediting rate (a rate set and given to us by the SVP product provider on a quarterly basis) minus insurance maintenance costs, expressed as a percentage, and multiplied by the portion of the separate account BOLI that is not being held as a mortality reserve, and (y) the return on the mortality reserve balance as established by the separate account insurance carrier.  The market return represents the total return on the underlying investment securities.  The table below presents for both 2008 and 2007 the book yields, crediting rates and market returns for the separate account policies.

	2008	2007

Book yield (net of fees)	3.44%	3.55%
Crediting rate (gross)	4.37%	4.58%
Market return (net of fees)	-0.73%	4.27%

At December 31, 2008, we had 55 general account policies spread amongst 10 insurance carriers with a total cash surrender value of $25.0 million.  The general account policies were gained through acquisitions of banking organizations.  The Company has not purchased any general account policies covering its employees or directors.  The yield for general account policies is based on a minimum guaranteed annual rate of interest less the cost of insurance that is stated when the policies were entered into with the various carriers.  The tax-equivalent yield on the general account policies was 6.65% and 6.68% for 2008 and 2007, respectively.

3.  Comment: We note the level of Commercial nonaccrual loans increased in fiscal 2008 due to a borrower filing Chapter 11 bankruptcy, as discussed on page 55 (Nonperforming Assets).  Tell us the amount of the commercial loan loss allowance attributable to this specific loan and whether all of a portion of this loan has been charged-off at December 31, 2008.  If there has been no related charge-off please explain why.

Response: The loan referred to was placed on nonaccrual status in October 2008 when the borrower filed Chapter 11 bankruptcy.  The borrower has been operating as a debtor in possession since the bankruptcy filing.  At December 31, 2008, the subject loan had an unpaid balance of $16.6 million and an allocated allowance of $325,000.  The loan was determined to be impaired under SFAS 114 and an impairment reserve of $325,000 was established based on a discounted cash flow analysis.  At that time the projected cash flows included protective order payments under a court-approved plan.  Such payments have reduced the debt to $13.8 million at March 31, 2009. The borrower has been pursuing a plan to downsize its retail facilities through the sale of regional segments, the proceeds of which would be used for further debt reduction.  We proceeded legally against the guarantor’s assets and obtained a writ of attachment on (a) $4.5 million in cash, which will be used to reduce the borrower’s debt on or before June 30, 2009, and (b) the stock of a large restaurant chain owned by the guarantor, proceeds from the liquidation or sale of which could yield sufficient amounts to repay any remaining loan balance.  The foregoing facts and events were considered in determining the impairment reserve at December 31, 2008, and support our conclusion not to charge off any portion of the loan at that date.

4.  Comment:  Considering the current economic environment and the resulting negative trending, as evidenced by your increased levels of both impaired loans and charge-offs, tell us how you have adjusted your historical loan loss methodology to capture the effects of such trends.  Specifically address your methodology as it relates to those loans that are evaluated using loan pools; particularly those you refer to as “pass” credits or loans not adversely classified.

Response:  As stated on page 38 of our 2008 Form 10-K, our allowance methodology contains four elements: (a) amounts based on specific evaluations of impaired loans; (b) amounts of estimated losses on several pools of loans categorized by type; (c) amounts of estimated losses for loans adversely classified based on our loan review process; and (d) amounts for environmental and general economic factors that indicate probable losses were incurred but were not captured through the other elements of our allowance process.  With regard to loans evaluated using loan pools, loss rates applied to “pass” rated pool balances and adversely rated pool balances are developed through migration analysis.  The migration analysis is updated quarterly based on historic losses and movement of loans between ratings.  As a result of this migration analysis and its quarterly updating, the increases we experienced in both chargeoffs and adverse classifications resulted in increased loss factors.  In addition, beginning with the third quarter of 2008, we shortened the allowance methodology’s accumulated net charge-off look-back data from 32 quarters to 16 quarters to allow greater emphasis on current charge-off activity.  Such shortening also increased the loss factors.

The environmental and general economic factors component of the methodology is reviewed quarterly and includes: credit concentrations; delinquency trends; economic and business conditions; external factors such as fuel and building materials prices, the effects of adverse weather and hostilities; the quality of lending management and staff; lending policies and procedures; loss and recovery trends; nature and volume of the portfolio; nonaccrual loan trends; usage trends of unfunded commitments; quality of loan review; and other adjustments for items not covered by other factors.  During 2007 and 2008 upward adjustments were made to several factors based on our judgments of expected credit conditions in southern California and in light of charge-off and adverse classification experience.  The sum of the environmental and general economic factors expressed in a percentage is multiplied by and added to the allowance allocations determined for “pass” and adversely rated loan pools.  This amount is then added to the allocations based on specific evaluations of impaired loans resulting in the total amount of the allowance for credit losses.

5.  Comment:  Regarding the assets measured at fair value on a non-recurring basis, in future filings please revise your disclosure to address the inputs used in determining the classification level within the fair value hierarchy under SFAS 157.

Response:  We read the SEC’s March 2008 and September 2008 sample letters to public companies on MD&A disclosure regarding the application of SFAS 157 and believe that our SFAS 157 disclosures regarding assets measured at fair value on a non-recurring basis address the inputs used in determining the classification level within the fair value hierarchy under SFAS 157.  For example, the valuation inputs for collateral-dependent impaired loans that are categorized as a Level 2 measurement are market prices from an independently prepared appraisal as disclosed on page 110 of our 2008 Form 10-K.  We also state that when adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement.  For unsecured impaired loans we state the fair value is based generally on unobservable inputs such as the strength of a guarantor, discounted cash flow models and management’s judgment.  We will continue to review our SFAS 157 disclosures in future filings and make changes and improvements to them as conditions warrant.

6.  Comment:  We note you utilize an independent third party to determine the fair value of the securities available-for-sale.  Please tell us and revise future filings to disclose the following:

•                  the number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate fair value;

•                  whether and if so how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and

•                  the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response:  As disclosed in our Form 10-K in note 5 of notes to consolidated financial statements, the Company’s investment portfolio is carried at $121.6 million and consists of US Government and Government sponsored entity (GSE) debt and mortgage-backed securities (92.4% of the total), municipal securities (6.2% of the total), and other securities (1.4% of the total).  We obtain one report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date.  This independent third party uses observable market information to value our fixed income securities, with the primary source being Interactive Data Corporation (“IDC”). As such market quotes are based on observable market data and not adjusted by us, they have been classified as Level 2 within the definition of SFAS 157.  The fair value of the municipal securities in our December 31, 2008 portfolio is based on a proprietary model maintained by the independent third party.  Such model incorporates several observable market inputs, including the use of the Thompson Municipal Market Data for general municipals.  As we have not adjusted the municipal securities’ market prices provided to us by the third party due to any credit issues on the bonds, we classified these prices as Level 2.  We review all of the broker-dealer supplied quotes on the securities we own as of the reporting date for reasonableness based on our understanding of the marketplace.  We also obtain, review and evaluate an annual SAS 70 report on the independent third party regarding the controls it has in place that provides us reasonable assurance that the market valuations being provided are appropriate and accurate based on their methodology.  We will enhance our disclosure in future filings regarding the methodology used to determine the fair values of our securities available-for-sale.

* * * * *

In connection with our response above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact me at (310) 728-1021.

Very truly yours,

/s/ Victor R. Santoro
Victor R. Santoro
Executive Vice President and Chief Financial Officer